Clifford E. Neimeth

Tel 602.445.8372

Fax 602.445.8100

neimethc@gtlaw.com

April 11, 2014

VIA EDGAR AND E-MAIL

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Christina Chalk, Esq.

Senior Special Counsel

Re:	Anworth Mortgage Asset Corporation

PRER14A filed March 28, 2014

PRE 14A filed March 26, 2014

(File No. 001-13709)

Dear Ms. Chalk:

On behalf of Anworth Mortgage Asset Corporation, a Maryland corporation (the “Company”), we hereby submit for review by the staff of the Commission’s Office of Mergers and Acquisitions, Division of Corporation Finance (the “Staff”), the Company’s response to the Staff’s comment Number 1 to the captioned filings received by your letter dated April 9, 2014 (the “Comment Letter”).

General

1.	Clarify the impact of your assertion that Western sent its March 12, 2014 letter before the “window period” for the submission of stockholder nominations of directors. Is it your contention that unless an updated letter is sent, you are under no obligation to consider the Western nominees? How, if at all, do you believe this impacts Western’s ability to solicit on its own for these nominees? Please advise, with a view to further disclosure.

The Company hereby advises the Staff that the Company is of the view that the submission of Western’s letter dated March 12, 2014 regarding its intention to solicit proxies in favor of the five individuals named in such letter and in opposition to the election at the Annual Meeting of the Board’s six director nominees, prior to commencement of the 30-day “window period” established for advance notice of stockholder nominations in Article Eighth, Subsection (a)(7)(A) of the Company’s articles of incorporation, as amended (“Article Eighth”), does not comply with the timing provisions of Article Eighth.

Subsection (a)(7)(A) of Article Eighth provides, in relevant part:

“In order for a stockholder of the Corporation to make any such nominations and/or proposals, he or she shall give notice thereof in writing, delivered or mailed by first class United States mail, postage prepaid, to the Secretary of the Corporation not less than 30 days nor more than 60 days prior to any such meeting; provided, however, that if less than 31 days notice of the

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U.S. Securities and Exchange Commission

April 11, 2014

meeting is given to stockholders, such written notice shall be delivered or mailed, as prescribed, to the Secretary of the Corporation not later than the close of the tenth day following the day on which notice of the meeting was mailed to stockholders.”

Moreover, pursuant to Subsection (a)(7)(C) of Article Eighth:

“The Chairman of the annual or special meeting of stockholders may, if the facts warrant, determine and declare to such meeting that a nomination or proposal was not made in accordance with the foregoing procedure, and, if he should so determine, he shall so declare to the meeting and the defective nomination or proposal shall be disregarded and laid over for action at the next succeeding adjourned, special or annual meeting of the stockholders taking place 30 days or more thereafter. This provision shall not require the holding of any adjourned or special meeting of stockholders for the purpose of considering such defective nomination or proposal.”

Accordingly, the Company will add the following disclosure to its definitive proxy statement:

“Western’s March 12, 2014 letter was untimely and the Company has no present intention to waive Western’s failure to comply with the window period requirements of Article Eighth. Unless Western submits a timely nomination letter to the Company in accordance with Article Eighth, Western’s attempt to nominate its nominees at the Annual Meeting will be disregarded by the Company and any proxies solicited by Western for the election of its nominees will be deemed invalid by the Company.”

If you or any member of the Staff needs any additional information or has any questions regarding the responses herein, please do not hesitate to contact Clifford E. Neimeth at (602) 445-8372/(212) 801-9383 or Mark Kelson at (310) 586-3856.

Very truly yours,

/s/ Clifford E. Neimeth
Clifford E. Neimeth

cc:	Anworth Mortgage Asset Corporation

(Board of Directors)

Mark Kelson, Esq.